Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

SSA Terminals, LLC

Fiscal Years Ended January 26, 2018, January 27, 2017,

and January 29, 2016

With Report of Independent Auditors

Ernst & Young LLP

SSA Terminals, LLC

Consolidated Financial Statements

Fiscal Years Ended January 26, 2018, January 27, 2017, and January 29, 2016

Ernst & Young LLP Suite 3500 999 Third Avenue Seattle, WA 98104-4086	Tel: +1 206 621 1800 Fax: +1 206 654 7799 ey.com

Report of Independent Auditors

The Members

SSA Terminals, LLC

We have audited the accompanying consolidated financial statements of SSA Terminals, LLC (the Company), which comprise the consolidated balance sheets as of January 26, 2018 and January 27, 2017, and the related consolidated statements of operations and comprehensive income, changes in members’ equity, and cash flows for each of the three years in the period ended January 26, 2018, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SSA Terminals, LLC at January 26, 2018 and January 27, 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 26, 2018, in conformity with U.S. generally accepted accounting principles.

March 29, 2018

A member firm of Ernst & Young Global Limited

SSA Terminals, LLC

Consolidated Balance Sheets

(in thousands)

	January 26,	January 27,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$60,139	$40,747
Receivables, net	130,167	92,751
Insurance recoveries receivable	385	2,340
Prepaid lease, net	17,809	10,580
Prepaid expenses and other assets	7,801	4,472
Total current assets	216,301	150,890
Property and equipment, net	120,175	92,440
Insurance recoveries receivable	—	410
Investment in joint venture	2,500	33,983
Other assets	14,319	14,767
Total assets	$353,295	$292,490
Liabilities and members’ equity
Current liabilities:
Accounts payable and accrued liabilities	$47,210	$41,217
Member loan	4,380	—
Due to SSA Marine, Inc.	5,523	—
Claims and other	1,920	3,070
Postretirement benefits	230	200
Total current liabilities	59,263	44,487
Claims and other	955	740
Postretirement benefits	10,260	7,320
Other long-term liabilities	18,787	16,078
Member loan	—	4,380
Commitments and contingencies (Note 13)
Members’ equity:
Equity and retained earnings	270,449	228,796
Accumulated other comprehensive loss	(4,529)	(1,927)
Noncontrolling interests	(1,890)	(7,384)
Total members’ equity	264,030	219,485
Total liabilities and members’ equity	$353,295	$292,490

See accompanying notes.

SSA Terminals, LLC

Consolidated Statements of Operations

(in thousands)

	Years Ended
	January 26,	January 27,	January 29,
	2018	2017	2016
Revenues	$947,925	$755,593	$619,826
Cost of revenues	(644,768)	(543,039)	(453,375)
General and administrative expenses	(208,364)	(179,709)	(150,484)
Operating income	94,793	32,845	15,967
Other income and expense:
Joint venture earnings	2,099	13,061	28,635
Interest expense	(401)	(340)	(406)
Other income, net	656	108	106
Net income	97,147	45,674	44,302
Net (income) loss attributable to noncontrolling interests	(5,494)	(1,575)	2,624
Net income attributable to SSA Terminals, LLC	$91,653	$44,099	$46,926

See accompanying notes.

SSA Terminals, LLC

Consolidated Statements of Comprehensive Income

(in thousands)

	Years Ended
	January 26,	January 27,	January 29,
	2018	2017	2016
Net income attributable to SSA Terminals, LLC	$91,653	$44,099	$46,926
Other comprehensive income (loss):
Change in unrecognized portion of postretirement obligations, net	(2,602)	254	656
Total comprehensive income	$89,051	$44,353	$47,582

See accompanying notes.

SSA Terminals, LLC

Consolidated Statements of Changes in Members’ Equity

(in thousands)

	Controlling Members’ Equity
	Accumulated
	Other	Equity and	Controlling	Equity by Member
	Comprehensive	Retained	Members’	SSA	Matson	Noncontrolling	Total
	Loss	Earnings	Equity	Ventures, Inc.	Ventures, Inc.	Interests	Equity
Members’ equity at January 30, 2015	$(2,837)	$177,771	$174,934	$109,237	$65,697	$(6,335)	$168,599
Net loss attributable to noncontrolling interests	—	—	—	—	—	(2,624)	(2,624)
Comprehensive income:
Net income attributable to SSA Terminals, LLC	—	46,926	46,926	30,502	16,424	—	46,926
Unrecognized portion of pension and other retirement obligations	656	—	656	426	230	—	656
Members’ distributions	—	(40,000)	(40,000)	(26,000)	(14,000)	—	(40,000)
Members’ equity at January 29, 2016	(2,181)	184,697	182,516	114,165	68,351	(8,959)	173,557
Net income attributable to noncontrolling interests	—	—	—	—	—	1,575	1,575
Comprehensive income:
Net income attributable to SSA Terminals, LLC	—	44,099	44,099	28,664	15,435	—	44,099
Unrecognized portion of pension and other retirement obligations	254	—	254	165	89	—	254
Members’ equity at January 27, 2017	(1,927)	228,796	226,869	142,994	83,875	(7,384)	219,485
Net income attributable to noncontrolling interests	—	—	—	—	—	5,494	5,494
Comprehensive income:
Net income attributable to SSA Terminals, LLC	—	91,653	91,653	59,574	32,079	—	91,653
Unrecognized portion of pension and other retirement obligations	(2,602)	—	(2,602)	(1,691)	(911)	—	(2,602)
Members’ distributions	—	(50,000)	(50,000)	(32,500)	(17,500)	—	(50,000)
Members’ equity at January 26, 2018	$(4,529)	$270,449	$265,920	$168,377	$97,543	$(1,890)	$264,030

See accompanying notes.

SSA Terminals, LLC

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended
	January 26,	January 27,	January 29,
	2018	2017	2016
Operating activities
Net income	$97,147	$45,674	$44,302
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	22,196	15,778	14,437
Provision for doubtful accounts	(1,501)	5,513	16
Lease levelization, net	423	1,565	3,219
Joint venture earnings	(2,099)	(13,061)	(28,635)
Distributions from joint venture	—	7,500	37,000
Gain on disposal of property and equipment	(99)	(320)	(77)
Changes in operating assets and liabilities:
Receivables	(22,807)	(37,212)	6,610
Insurance recoveries receivable	2,365	(15)	(99)
Prepaid expenses and other assets	(2,244)	45	656
Other assets	(238)	(746)	—
Accounts payable and accrued liabilities	747	6,019	(3,382)
Claims and other	(1,539)	(485)	(1,580)
Postretirement benefits	368	(755)	775
Other liabilities	89	(391)	569
Net cash provided by operating activities	92,808	29,109	73,811
Investing activities
Purchases of property and equipment	(28,959)	(25,416)	(5,648)
Proceeds from disposal of property and equipment	497	344	155
Net cash used in investing activities	(28,462)	(25,072)	(5,493)
Financing activities
Advance from SSA Marine, Inc., net	5,546	(431)	(1,150)
Payments on other long-term liabilities	(500)	(459)	(423)
Members’ distributions	(50,000)	—	(40,000)
Net cash used in financing activities	(44,954)	(890)	(41,573)
Net increase in cash and cash equivalents	19,392	3,147	26,745
Cash and cash equivalents, beginning of year	40,747	37,600	10,855
Cash and cash equivalents, end of year	$60,139	$40,747	$37,600

SSA Terminals, LLC

Consolidated Statements of Cash Flows (continued)

(in thousands)

	Years Ended
	January 26,	January 27,	January 29,
	2018	2017	2016
Supplemental disclosure of cash flow information
Interest paid	$310	$251	$406
Noncash investing activities and operating activities
Net change in property and equipment purchases in accounts payable and accrued liabilities	$1,454	$1,188	$547
Distributions from joint ventures (Note 5)	$33,582	$—	$—

See accompanying notes.

SSA Terminals, LLC

Notes to Consolidated Financial Statements

Fiscal Years Ended January 26, 2018, January 27, 2017, and January 29, 2016

(in thousands)

1.  Operations

SSA Terminals, LLC and its subsidiaries (collectively, the Company) is a limited liability company owned by SSA Ventures, Inc. (SVI), a wholly owned subsidiary of SSA Marine, Inc. (SSA), and Matson Ventures, Inc. (MVI), a wholly owned subsidiary of Matson Navigation Company, Inc. (Matson).

The Company provides container stevedoring and terminal services in the states of California and Washington. Substantially all of the Company’s direct labor provided is subject to collective bargaining agreements.

The Company’s operations are governed by a limited liability company agreement (the Agreement), which provides for, among other matters, ownership percentages, and allocation of profits, losses, and distributions among the members. SVI’s and MVI’s ownership interests in the Company are 65% and 35%, respectively. Earnings and distributions are allocated between the members based on their respective ownership percentages. Under the terms of the Agreement, the members are not liable for obligations of the Company and have no obligation to make contributions to the Company in excess of their respective commitment.

The Company has an administrative service agreement and a vessel planning agreement (the Admin and Vessel Planning Agreements, respectively) with a wholly owned subsidiary of SSA for administrative, computer, and vessel planning services, which are charged to the Company based on the number of containers loaded and unloaded from vessels. Due to the significance of the agreements described above, the Company’s reported consolidated financial position, results of operations, and cash flows may be different than if it operated on a stand-alone basis.

Effective August 28, 2007, the Company signed a limited liability company agreement with COSCO Shipping Terminals (USA) LLC (CST) to create SSA Terminals (Seattle), LLC (SSATS) and operate a terminal in Seattle, Washington. The Company has a two-thirds ownership interest in SSATS with the remaining one-third owned by CST.

Effective January 30, 2009, the Company signed a limited liability company agreement with NYK Terminal (Oakland), Inc. (NYK) to create SSA Terminals (Oakland), LLC (SSATO) and operate a terminal in Oakland, California. The Company has an 80% ownership interest in SSATO with the remaining 20% owned by NYK.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.  Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, SSATO and SSATS. All significant intercompany transactions and balances have been eliminated in consolidation.

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In the future, as more information becomes known, those estimates and assumptions could change, which could impact the amounts reported and disclosed herein. Actual results could differ from those estimates.

Profits and losses of subsidiaries are allocated to the Company based on its ownership percentage in the underlying subsidiary. The Company records noncontrolling interests in its consolidated financial statements to recognize the earnings and losses of the consolidated subsidiaries allocated to minority members in the Company’s consolidated entities.

Financial Reporting Period

The Company’s fiscal year ends on the last Friday in January. Fiscal years 2018, 2017, and 2016 included 52 weeks.

Cash and Cash Equivalents

The Company maintains cash and cash equivalents in demand deposit bank accounts and money market funds. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The balances in certain bank accounts may at times exceed federally insured limits. The balances in money market funds are not federally insured. Cash and cash equivalents include the following:

	January 26, 2018	January 27, 2017
Cash	$3,095	$4,918
Cash equivalents	57,044	35,829
	$60,139	$40,747

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.  Summary of Significant Accounting Policies (continued)

Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at cost. An allowance for doubtful accounts is estimated based on factors such as credit quality of customers, historical loss experience, and current economic conditions. Balances are relieved from the allowance for doubtful accounts as they are determined to be uncollectible.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation for leasehold improvements is recognized on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. Estimated useful lives of property and equipment are as follows:

Classification	Range of Life
Cranes	lesser of 15 years or remaining life of the crane
Buildings and leasehold improvements	lesser of 30 years or remaining life of the lease
Top picks / side picks	5 to 7 years
Equipment and other	3 to 12 years

The Company evaluates its long-lived assets for impairment if events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets held for use by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with these assets. If at the time such evaluations are performed, the future undiscounted cash flows of long-lived assets held for use are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. No impairment has been recognized during fiscal years 2018, 2017, or 2016.

Investment in Joint Venture

The Company accounts for its 50% investment in SSA Terminals (Long Beach), LLC (SSATLB), in which it has the ability to exercise significant influence, under the equity method. Under this method, the investment was initially recorded at cost and is adjusted to recognize the Company’s share of earnings, losses, distributions, and comprehensive income.

The Company has evaluated its investment in SSATLB and has determined it has no variable interest in the joint venture.

During the year, the members of SSATLB approved the dissolution of SSATLB, as further described in Note 5.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.  Summary of Significant Accounting Policies (continued)

Other Assets

Other assets include deferred charges and deposits. The deferred charges are payments of $6,125 made to a customer during fiscal year 2014, which were recorded at cost and are amortized as a reduction to revenue on a straight-line basis over the life of the customer contract. During each of fiscal years 2018, 2017, and 2016, $687 was recognized as a reduction to revenue. As of January 26, 2018, and January 27, 2017, respectively, $3,034 and $3,721 remains unamortized, of which $687 is current in each year. Other assets also includes refundable security deposits of $11,972 and $11,733 as of January 26, 2018, and January 27, 2017, respectively. Leases are further described in Note 13.

Claims and Other

Claim reserves for property damage and general liability represent management’s best estimate of the ultimate liability, including estimable legal fees that have not been incurred, for all asserted and unasserted losses incurred through year end. The property damage and general liability reserves are estimated using individual case-basis valuations. Although variability is inherent in such estimates, management believes that the reserves for property damage and general liability are adequate. The estimates are continually reviewed and adjusted as claims develop or new information becomes known; such adjustments are included in current operations. Anticipated recoveries from insurance coverage are classified in the accompanying consolidated balance sheets as insurance recoveries receivable.

Revenue Recognition

The Company earns revenue from services provided to shipping lines and beneficial cargo owners. Services include loading and unloading containers from ocean-going vessels and movement and storage of containers. Customers are granted credit and payment is required in U.S. dollars.

Revenue is recognized and earned upon job completion when all of the following criteria are satisfied with regard to a specific transaction: persuasive evidence of a sales arrangement exists, the price is fixed or determinable, cash collection is reasonably assured, and delivery has occurred or services have been rendered. The Company also earned revenue from providing labor and services to SSATLB through the effective date of the dissolution, as more fully described in Notes 5 and 8. The Company presents revenue earned from the sale of goods or services to SSATLB on a gross basis. The Company serves as principal in transactions because it is responsible for the contractual relationship with the customer, has latitude in establishing prices, has discretion in supplier selection, and retains credit risk.

Taxes

The Company is not a tax-paying entity for federal income tax purposes. Therefore, no federal income tax expense has been recorded in the consolidated financial statements. The Company’s results of operations are reportable by the members in their respective federal income tax returns.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.  Summary of Significant Accounting Policies (continued)

Income and losses for income tax purposes may differ from the financial statement amounts and may be allocated to the members on a different basis for tax purposes than for financial reporting. Members’ equity in the consolidated financial statements does not necessarily represent the tax basis of the members’ interest.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting members’ equity which under GAAP, are excluded from net income (loss). Other comprehensive income (loss) consists of the changes in the minimum pension and other retirement liabilities from a deficit in the funded status of the Company’s plans.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company has money market funds that are included in cash equivalents and are classified within Level 1 of the fair value hierarchy.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, receivables, accounts payable and accrued liabilities, and related-party receivables and payables approximate their fair values due to the short-term nature of those amounts.

Subsequent Events

The Company has evaluated subsequent event transactions for potential recognition or disclosure in the consolidated financial statements through March 29, 2018, the day the consolidated financial statements were available to be issued.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.  Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 affects any lessee (for capital and operating leases) and lessor (for sales-type, direct financing, and operating leases). Under ASU 2016-02, lessees will be required to recognize a lease liability and a right of use asset for all leases (with the exception of short-term leases) at the commencement date. ASU No. 2016-02 will be effective for fiscal year 2021, with early adoption permitted. At this time, the Company believes the most significant impact to the financial statements will relate to the recording of a right of use asset and lease liability associated with terminal facility leases. Other leases continue to be assessed for impact as it relates to ASU 2016-02. The Company does not currently intend to early adopt the standard.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value, and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. ASU 2016-01 will be effective for fiscal year 2020, with early adoption prohibited, with exceptions for certain provisions. The Company has adopted the provisions available for early adoption, one of which allows the discontinuation of the fair value disclosures for financial instruments not measured at fair value by entities that are not public business entities. The Company is currently evaluating the impact the adoption of the remaining provisions of ASU 2016-01 will have on its consolidated financial statements and disclosure.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets. Under ASU 2014-09, an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date issued in August 2015 deferred the effective date to fiscal year 2020, with early adoption permitted beginning fiscal year 2018. The FASB also issued several additional ASUs during 2016 and 2017 which provide further clarification of ASU 2014-09. The Company is currently evaluating the impact the adoption of ASU 2014-09 and other related ASUs will have on its consolidated financial statements and disclosures.

There were no new accounting standards adopted by the Company during the current year that had a material impact on the Company’s financial condition, results of operations, or cash flows.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

3.  Receivables, Net

Receivables, net, includes:

	January 26, 2018	January 27, 2017
Trade receivables – billed	$95,619	$64,248
Trade receivables – unbilled	9,259	7,949
Receivables from related parties	29,074	25,812
Other	332	271
	134,284	98,280
Allowance for doubtful accounts	(4,117)	(5,529)
	$130,167	$92,751

The Company’s revenue from the two largest customers for fiscal year 2018 and three largest customers for fiscal years 2017 and 2016 accounted for 35%, 62%, and 73% of total revenues, respectively. The Company’s receivables from the three and four largest customers accounted for 48% and 68% of total receivables at January 26, 2018, and January 27, 2017, respectively.

4.  Property and Equipment, Net

Property and equipment, net, includes:

	January 26, 2018	January 27, 2017
Cranes	$108,105	$92,717
Buildings and leasehold improvements	33,852	32,867
Top picks / side picks	52,701	42,924
Construction-in-progress	10,257	2,037
Equipment and other	87,172	74,442
	292,087	244,987
Less: accumulated depreciation	(171,912)	(152,547)
	$120,175	$92,440

Depreciation and amortization expense recognized on property and equipment amounted to $21,509, $14,949, and $13,408 for fiscal years 2018, 2017, and 2016, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

5.  Investment in Joint Venture

During the year, the members of SSATLB unanimously approved a plan of dissolution for SSATLB with an effective date of April 28, 2017. Under the plan of dissolution, the members of SSATLB delegated authority to the Company to satisfy the liabilities of SSATLB, distribute its remaining assets, and dissolve the corporate entity. The final distributions and dissolution are expected to occur in the next fiscal year. Net amounts related to the distributions received during fiscal year 2018 are as follows:

Prepaid expenses and other assets	$5,641
Property and equipment	19,228
Accounts receivable, net	19,230
Accounts payable and accrued liabilities	(4,418)
Due to affiliates and other related parties	(6,099)
Net distributions	$33,582

Summarized financial information from the financial statements of SSATLB through April 28, 2017, is as follows:

	April 28, 2017	December 31, 2016
Current assets	$57,354	$55,919
Current liabilities	(4,418)	(11,867)
Working capital	52,936	44,052
Noncurrent assets	19,228	21,383
Members’ equity	$72,164	$65,435

	Years ended
	April 28, 2017	December 31, 2016	December 31, 2015
Revenue	$60,753	$203,836	$265,800
Operating income	6,715	23,996	62,574
Net income	6,729	23,980	62,516

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

6.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities includes:

	January 26, 2018	January 27, 2017
Accounts payable	$19,621	$9,992
Accrued compensation and benefits	21,313	20,251
Accounts payable to related parties	4,670	9,809
Other accrued liabilities	1,606	1,165
	$47,210	$41,217

7.  Due To/From SSA

The Company has a noninterest-bearing balance with SSA for services rendered under the Admin and Vessel Planning Agreements and other reimbursable costs paid by each entity on the other’s behalf.

Fees from services rendered by SSA included in general and administrative expenses were $23,704, $16,494, and $12,531 for fiscal years 2018, 2017, and 2016, respectively.

8.  Related-Party Transactions

The Company provides labor and services, as well as equipment, parts, and other reimbursable costs to related parties. Additionally, the Company is a member of PierPass LLC, a company that collects a traffic mitigation fee at the Los Angeles County terminals. The fee is remitted back to the members based on revenue units moved by the members in the Los Angeles County area. The Company recognizes amounts collected or collectible as revenue when earned.

The Company’s revenue earned from the following related parties is as follows:

	Years Ended
	January 26, 2018	January 27, 2017	January 29, 2016
Member affiliates	$185,470	$166,961	$176,495
Affiliates of joint venture partners	86,158	58,920	38,994
Related joint ventures	36,024	113,338	121,838

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

8.  Related-Party Transactions (continued)

The Company’s receivables from the following related parties are:

	January 26, 2018	January 27, 2017
Member affiliates	$20,316	$14,746
Affiliates of joint venture partners	7,660	8,484
Related joint ventures	1,098	2,582

The Company purchased equipment from and sold equipment to related parties as follows:

	Years Ended
	January 26, 2018	January 27, 2017	January 29, 2016
Sales to member affiliates	$139	$327	$57
Purchases from member affiliates	11,326	5,081	65
Gains from asset sales to member affiliates	76	321	54

Related parties provided other services included in general and administrative expenses as follows:

	Years Ended
	January 26, 2018	January 27, 2017	January 29, 2016
Member affiliates	$32,550	$20,372	$10,418
Affiliates of joint venture partners	2,718	2,607	2,611
Related joint ventures	455	732	1,082

During a prior year, the Company and CST funded $13,140 to SSATS based upon their ratable ownership percentage in the form of a loan, the due date of which had been extended during the year to be repayable on or before December 31, 2018. The loan bears interest of 2.0% per annum and is payable upon maturity. On a consolidated basis, the loan from the Company is eliminated. The balance of $4,380 as of January 26, 2018, and January 27, 2017, owed to CST is recorded as a member loan, with accrued interest of $439 and $351 as of January 26, 2018, and January 27, 2017, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

9.  Workers’ Compensation Insurance

The Company’s United States Longshore and Harbor Workers’ Compensation Act insurance has been provided by a licensed and authorized insurance company, which is majority owned by two trusts and minority owned by a limited partnership. The two trusts have common beneficiaries as the ultimate parent of SVI. The minority ownership in the insurance company also owns a minority interest in the ultimate parent of SVI. Included in the cost of revenues are premium expenses of $24,168, $21,750, and $17,406 for fiscal years 2018, 2017, and 2016, respectively. Premiums payable included in accounts payable and accrued liabilities were $1,909 and $1,757 at January 26, 2018, and January 27, 2017, respectively.

10.  Claims and Other

Claims and other includes the following:

	January 26, 2018	January 27, 2017
Personal property, property damage, and bodily injury	$2,355	$2,250
Legal and other reserves	520	1,560
	2,875	3,810
Less: current portion	(1,920)	(3,070)
	$955	$740

The Company maintains insurance coverage for all third-party bodily injury claims, third-party property damage, and personal property claims. For each claim recorded in excess of the respective deductible, a corresponding receivable is recorded for the portion that will be reimbursed through insurance coverage.

11.  Postretirement Benefits

Postretirement benefits include pension and other postretirement benefits as follows:

	January 26, 2018	January 27, 2017
Oakland defined benefit plan	$1,450	$1,770
The Program	5,926	2,764
Medigap	2,810	2,550
Other	304	436
	10,490	7,520
Current portion	(230)	(200)
	$10,260	$7,320

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.  Postretirement Benefits (continued)

Pension Plans

Pension expense for all plans the Company contributes to is as follows:

	Years Ended
	January 26, 2018	January 27, 2017	January 29, 2016
Multiemployer defined benefit plans	$96,081	$96,182	$87,264
Multiple-employer defined contribution plans	2,618	2,460	2,318
Oakland defined benefit plan	203	233	163
	$98,902	$98,875	$89,745

Multiemployer Defined Benefit Plans

The Company contributes to several multiemployer defined benefit plans for certain employees covered by collective bargaining agreements, the largest of which covers employees from the International Longshore and Warehouse Union (ILWU).

The Company’s participation in multiemployer defined benefit plans is outlined in the table below. The most recent Pension Protection Act zone status available in 2018 is for the plans’ year ended 2016. The zone status is based on information that the Company received from the plans, and is certified by the plans’ actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded, and plans in the green zone are at least 80% funded and do not require a financial improvement plan (FIP) or rehabilitation plan (RP). The Company provided more than 5% of total plan contributions for the plan years ended 2016, 2015, and 2014 for the ILWU-PMA Pension Plan and Automotive Industries Pension Plans, and the Automotive Machinists Pension Trust for the plan year ended 2016, as reported in each plan’s Forms 5500.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.  Postretirement Benefits (continued)

										Expiration
			Pension							Date of
		Pension	ProtectionAct						Surcharge	Collective-
		Plan	Zone Status (1)		FIP/RP	Employer Contributions			Imposed	Bargaining
Pension Plan	EIN	Number	2018	2017	Status	2018	2017	2016	(2)	Agreement
ILWU-PMA Pension Plan	94-6068576	001	Green	Green	Not Applicable	$84,786	$87,219	$80,065	No	July 1, 2022
Automotive Machinists Pension Trust	91-6123687	001	Red	Red	Implemented	4,699	3,120	2,824	No	June 30, 2020
Automotive Industries Pension Plan (3)	94-1133245	001	Red	Red	Implemented	1,144	1,091	993	No	June 30, 2020
Automotive Industries Pension Plan (4)	94-1133245	001	Red	Red	Implemented	1,757	1,554	1,275	No	June 30, 2018
I.A.M. National Pension Fund (3)	51-6031295	002	Green	Green	Not Applicable	2,400	2,153	1,937	No	June 30, 2020
I.A.M. National Pension Fund (4)	51-6031295	002	Green	Green	Not Applicable	887	865	—	No	June 30, 2018
						$95,673	$96,002	$87,094

(1)  Pension Protection Act zone status based upon the pension plans’ most recently filed annual funding notice, which may differ from the Company’s fiscal year-end.

(2)  Under the Pension Protection Act, a surcharge may be imposed when employers make contributions under a collective bargaining agreement that is not in compliance with a rehabilitation plan.

(3)  Members of the Automotive Machinists Pension Plan represented by the Southern California bargaining collective on behalf of IAM Local Lodge 1484.

(4)  Members of the Automotive Machinists Pension Plan represented by the Northern California bargaining collective on behalf of IAM Local Lodge 1414.

Based upon rules approved by the Pension Benefit Guaranty Corporation, the Company will not be subject to a withdrawal liability for the ILWU-PMA Pension Plan unless either during the five years following withdrawal the employer continues or resumes covered operations without an obligation to make contributions, or sells or transfers a substantial portion of its business or assets to a non-contributing member. The Company would not be subject to a withdrawal liability simply by ceasing operations.

During fiscal years 2018, 2017, and 2016, the Company also made contributions to four additional defined benefit multiemployer plans totaling $408, $180, and $170, respectively.

Multiple-employer Defined Contribution Plans

The Company participates in two multiple-employer defined contribution plans covering substantially all nonunion employees. The Company’s contributions to the plans are determined in accordance with the plan document.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.  Postretirement Benefits (continued)

Oakland Defined Benefit Plan

The Company maintains a defined benefit pension plan for employees covered by a collective bargaining unit (hereafter referred to as “Oakland”). Benefits are based on years of service and on the employees’ highest average monthly compensation during any 60 consecutive months from the most recent 120 months. The Company annually accrues the normal costs of the pension plan plus the amortization of prior service costs over periods of 1, 2, and 3 years. The Company funds the plan in accordance with provisions of the Internal Revenue Code.

The accumulated benefit obligation, fair value of plan assets, and funded status for each year is as follows:

	January 26, 2018	January 27, 2017
Accumulated pension benefit obligation	$(6,789)	$(6,374)
Fair value of plan assets	5,339	4,604
Funded status	$(1,450)	$(1,770)

Amounts recognized in the consolidated balance sheets consist of the following:

	January 26, 2018	January 27, 2017
Pension benefits liability	$(1,450)	$(1,770)
Unrecognized prior service cost	190	217
Unrecognized net loss	904	1,400
Cumulative employer contributions less than net periodic benefit cost	$(356)	$(153)

The net periodic benefit expense was $203, $233, and $163 for fiscal years 2018, 2017, and 2016, respectively.

Benefits paid and expenses were $358, $248, and $248 for fiscal years 2018, 2017, and 2016, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.  Postretirement Benefits (continued)

Changes in accumulated other comprehensive loss related to the Oakland plan include the following:

	Years Ended
	January 26, 2018	January 27, 2017	January 29, 2016
Prior service cost	$—	$—	$244
Net gain arising during period	(427)	(211)	(221)
Amortization of prior service cost	(28)	(27)	—
Amortization of loss	(69)	(117)	(144)
	$(524)	$(355)	$(121)

The weighted-average assumptions used to determine benefit obligations at year end are as follows:

	January 26, 2018	January 27, 2017
Discount rate	3.72%	3.99%
Rate of compensation increase	4.00%	4.00%

Weighted-average assumptions used to determine the net periodic benefit cost are as follows:

	Years Ended
	January 26, 2018	January 27, 2017	January 29, 2016
Discount rate	3.99%	4.10%	3.26%
Expected long-term return on plan assets	6.15%	6.43%	6.41%
Rate of compensation increase	4.00%	4.00%	4.00%

To develop its assumption for the expected long-term rate of return on plan assets, the Company considered the current level of expected returns on risk-free investments (primarily U.S. government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rates of return on assets assumption for the portfolio.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.  Postretirement Benefits (continued)

The Company has an investment policy for the pension plan assets that establishes target asset allocations. The asset allocation policy is reviewed annually and is developed based on the demographics of the plan participants together with the estimated actuarial obligations. The year- end asset allocation for the Company’s pension plan, which is consistent with the target allocation, is as follows:

	January 26, 2018	January 27, 2017
Cash equivalents	2%	2%
Mutual funds - fixed income	36%	36%
Mutual funds - U.S. equity	31%	33%
Mutual funds - non-U.S. equity	25%	23%
Mutual funds - real assets	6%	6%

Fixed income mutual funds consist of funds that invest in government and corporate fixed income instruments of varying maturities. U.S. equity mutual funds consist of various funds that invest in small, mid, and large cap companies. Non-U.S. equity mutual funds consist of funds that invest in equity securities that are designed to mirror a certain international large cap market index and emerging markets. Real asset mutual funds consist of funds that invest in commodity based instruments and real estate investment trusts. Mutual funds are based on quoted prices in active markets and are included within Level 1 of the fair value hierarchy.

The expected contributions to the pension plan in fiscal year 2019 are $131.

The expected benefit payments that reflect expected future service are as follows:

Fiscal Year
2019	$310
2020	306
2021	445
2022	440
2023	434
2024–2028	2,059
$3,994

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.  Postretirement Benefits (continued)

Other Postretirement Benefits

The Program

The Company maintains a postretirement health benefits program (the Program) for certain union retirees (including spouses), aged 55 or older, with 10 years or more of service. Through the Program, the Company pays the full cost of medical, prescription drug, and dental coverage. No assets have been segregated or restricted to provide these postretirement benefits. The Company funds the Program and expenses the premiums monthly after premiums have been determined.

The postretirement benefit balances for each year are as follows:

	January 26, 2018	January 27, 2017
Accumulated postretirement benefit obligation	$(5,926)	$(2,764)
Fair value of plan assets	—	—
Funded status	$(5,926)	$(2,764)

Postretirement benefits liability	$(5,926)	$(2,764)
Unrecognized net loss	3,435	310
Cumulative employer contributions less than net periodic benefit cost	$(2,491)	$(2,454)

The net periodic benefit expense was $141, $176, and $312 for fiscal years 2018, 2017, and 2016, respectively.

Each year, contributions equal to the benefits paid are made. Employer contributions were $104, $104, and $108 for fiscal years 2018, 2017, and 2016, respectively.

The net loss (gain) arising during period was $3,126, $100, and $(440) for fiscal years 2018, 2017, and 2016, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.  Postretirement Benefits (continued)

The expected benefit payments that reflect expected future service and future contributions to be paid are as follows:

Fiscal Year
2019	$110
2020	119
2021	184
2022	185
2023	197
2024–2028	1,163
$1,958

The discount rates used in determining the actuarial present value of the projected benefit obligation at January 26, 2018, and January 27, 2017, were 3.83% and 4.25%, respectively. For measurement purposes, the Program assumed an annual increase rate per capita cost of covered health care benefits for the fiscal years ended January 26, 2018, and January 27, 2017, of 4.50% to 6.80% and 4.50% to 7.10%, respectively, depending on the benefit. The rate trend was assumed to decrease gradually to 4.50% through 2037 and remain at that level thereafter.

Taft-Hartley

As part of a transition from a single employer defined benefit plan to a Taft-Hartley multiemployer plan, the Company was assessed an unfunded supplemental benefit liability for past benefits not already funded by assets in the single employer plan, totaling $3,905 as of January 1, 2008. As part of the transfer agreement, the Company had to pay this unfunded liability to the Taft-Hartley plan in full by March 2019. Any outstanding portion up to that date accrued interest at 7.0%. The balance was paid in full as of January 27, 2017.

Medigap

The Company participates in a postretirement benefit plan (Medigap) sponsored by SSA’s parent. The plan provides postretirement healthcare benefits to substantially all non-union employees employed by the Company on January 1, 2005 and meeting certain eligibility requirements. The Company made a contribution of $94, $157, and $113 during fiscal years 2018, 2017, and 2016, respectively. During fiscal years 2018, 2017, and 2016, expenses related to the plan were allocated to the Company by the plan sponsor and recognized by the Company in the amounts of $361, $410, and $549, respectively. The cumulative expense allocated to the Company exceeds its cumulative contributions by $2,810 and is recorded as a liability in postretirement benefits. To protect against the uncertainty of future Medicare benefits and increases in the cost of medical care, the Program was amended to place a 5% annual cap on future increases in the cost of providing Medicare supplement insurance borne by the Company. The cap took effect beginning January 1, 2011.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

12.  Revolving Credit Facility

The Company has a revolving credit agreement with a bank providing revolving loans and letters of credit aggregating $20,000, which was amended and restated on March 14, 2017, to extend the term until December 31, 2018. At January 26, 2018, and January 27, 2017, there were no amounts outstanding under the revolving loans. The aggregate face value of all letters of credit outstanding at any time may not exceed $15,000, and each letter of credit must expire on or before December 31, 2019. The revolving loans and letters of credit are collateralized by certain accounts receivable and general intangibles. At January 26, 2018, and January 27, 2017, there was $12,013 and $4,239, respectively, outstanding in letters of credit. The Company is obligated to pay an annual commitment fee on the daily unused portion of the committed revolving credit facility of 0.4%. The Company has the option of electing from interest rate options, which include a prime-based, a LIBOR-based, or an alternative euro dollar rate. The rate in effect at January 26, 2018, was 3.07%, which included a LIBOR rate of 1.57% and a margin of 1.5%.

The revolving credit agreement contains, among other matters, covenants limiting dividends and requiring the maintenance of certain financial ratios. The Company was in compliance with the covenants as of January 26, 2018.

13.  Commitments and Contingencies

Lease Commitments

Lease commitments primarily include operating leases for container terminal facilities. The Company’s leases expire at various dates through 2039 and contain renewal options of up to 10 years. One terminal facility lease, with an initial term ending in 2032, includes an automatic renewal option through 2039. The option is conditioned upon the lessor providing certain evidence and legal opinions to bond financing parties by the end of the initial term. At the termination of the lease term in either 2032 or 2039, as applicable, the Company has the option to renew for an additional 10 years, subject to the same requirements as the first option. Renewal options are not reflected in the commitment table below.

The leases provide for increases in future minimum annual rental payments which are recognized on a straight-line basis. Certain leases include rents which are contingent upon changes in the consumer price index and/or fair market value as determined by the lessor. These contingent amounts are excluded from future minimum rents and are included in rent expense when it is probable that the expense has been incurred and the amount can be reasonably estimated.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

13.  Commitments and Contingencies (continued)

The Company’s future minimum payments under non-cancelable operating leases are as follows:

Fiscal Year
2019	$140,344
2020	137,188
2021	140,595
2022	146,468
2023	89,856

Rental expense for all operating leases is summarized as follows:

	Years Ended
	January 26,	January 27,	January 29,
	2018	2017	2016
Minimum rentals	$129,720	$111,442	$110,306
Revenue and usage-based rentals	30,023	20,353	1,153
Month-to-month rentals	3,776	1,230	1,566
Rental taxes and surcharges	1,476	1,231	979
	$164,995	$134,256	$114,004

Wharfage and dockage expenses under certain leases are based upon wharfage and dockage rates provided by the respective ports. Wharfage rates are decreased when certain annual volume thresholds are exceeded within a 12-month period, subjected to negotiated minimums. The Company recognizes as rental expense the aggregate contracted minimum guaranteed wharfage and dockage charges on a per unit basis and records lease levelization expense or benefit to the extent that cash payments differ from the expense.

The levelization of the wharfage and dockage expense and the minimum guarantee have resulted in a current prepaid lease asset of $17,809 and $10,580, and other long-term liabilities of $18,594 and $15,057 at January 26, 2018, and January 27, 2017, respectively.

Construction Obligations

During a prior year, the Company agreed to a Consent Decree which obligated the Company to install an end-of-pipe stormwater treatment system at one of its facilities. The project is to be completed in stages from 2016 until 2020, with the lessor sharing approximately 50% of the costs of installation. The total capital expenditures related to the storm water treatment system are anticipated to cost approximately $34,000 and may be as much as $38,000.

During the current year, the SSATO terminal operations lease was amended to allow the Company to raise up to six port-owned cranes on the leased property. The lessor will reimburse the Company for the lesser of actual costs or $3,500 per crane.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

13.  Commitments and Contingencies (continued)

The Company manages these projects and bears construction risk, including making payments subsequently reimbursed by the lessors. At January 26, 2018, $12,966 and $9,003 has been capitalized with respect to the stormwater treatment system and crane raising projects, respectively. At January 26, 2018, a long-term liability of $4,236 equal to project costs funded by the lessor has been recorded related to the stormwater treatment system. Lease payments reduce the liability and result in the recording of interest expense over the life of the lease, calculated using an effective interest method.

Purchase Commitments

The Company’s estimated total purchase obligations and capital expenditure contractual commitments were $26,769 at January 26, 2018.

Other

From time to time, the Company is subject to legal proceedings and claims during the ordinary course of business. Other than disclosed, the Company currently is not aware of any additional legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its financial condition, operating results, or cash flows.

14.  Subsequent Events

Subsequent to year-end, the Company made distributions to the members totaling $20,000.

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